File No. 69-00401

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

____________________________

Form U-3A-2 for 2004

Statement by Holding Company Claiming Exemption

Under Rule U-2 from the Provisions of the Public

Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

QUESTAR REGULATED SERVICES COMPANY

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.  Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45360, Salt Lake City, Utah 84145-0360.  It is a wholly owned subsidiary of Questar Corporation ("Questar"), which claims an exemption as a holding company under the Public Utility Holding Company Act of 1935 (the "PUHCA").  Regulated Services was created to perform specified administrative services for Questar Gas Company ("Questar Gas") and Questar Pipeline Company ("Questar Pipeline").  Effective January 1, 1997, it owns the outstanding shares of common stock issued by Questar Gas and Questar Pipeline.  On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission and has filed Forms on a timely basis since then.  The Company will cease to exist on March 31, 2005, as a result of a merger with Questar Gas.

Questar Gas is a Utah corporation with the same address noted above for Regulated Services.  It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho.  It is a "gas utility company" as that term is defined in the PUHCA.  Questar Gas also transports natural gas for industrial users in Utah and Wyoming.  Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah.  Questar Gas's customers in Idaho are served under the provisions of its Utah tariff.

Questar Pipeline is a Utah corporation with its principal place of business at the same address noted above.  It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado.  It does not make any sales of natural gas and is not a gas utility company.  It has several subsidiaries:  Questar Transportation Services Company, Questar Southern Trails Company, Questar Overthrust Pipeline Company, and Questar Overthrust Company.  Each subsidiary is incorporated in Utah and conducts transmission or processing operations.

Regulated Services also owns Questar Energy Services, Inc. ("Energy Services") that does not make any sales of natural gas and is not a gas utility company.

Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.  Prior to January 1, 2005, employees in Regulated Services performed accounting, human resources, legal, marketing, engineering, and communication services for Questar Gas, Questar Pipeline, and Energy Services.  As of January 1, 2005, the responsibility for most shared services was transferred to Questar Gas.

2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Questar Gas was distributing natural gas to 794,117 sales and transportation customers (defined as the number of service agreements) in Utah, southwestern Wyoming, and southeastern Idaho as of year-end 2004.  Of these customers, 768,492 were located in Utah, 23,877 were located in southwestern Wyoming, and 1,748 were located in southeastern Idaho.  Questar Gas owns and operates approximately 24,177 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 23,186 miles in its Utah distribution system.

Under the terms of a settlement agreement among Questar Gas, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981.  Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers.  Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies.  Gas owned by Questar Gas, plus gas attributable to royalty interest owners in the same reservoirs, constituted 41 percent of Questar Gas's total gas supply in 2004 and is reflected in its rates at "cost-of-service" prices.

Questar Gas is directly responsible for all gas acquisition activities.  Questar Pipeline transports gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro.  Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming and Colorado.  Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.

3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)  Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

During the 2004 calendar year, Questar Gas sold 101,798 thousand decatherms ("Mdth") of natural gas, including 92,975 Mdth at retail (defined as residential and commercial customers), and transported 34,278 Mdth of natural gas.  (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu's.  In Questar Gas's gas system, each thousand cubic feet ("Mcf") of natural gas contains approximately 1.055 Dth.)  For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers.  The 8,823 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles.

For 2004, Questar Gas had total revenues of $764,193,000, including $736,107,000 for gas distribution operations.  Of this latter figure, $706,725,000 was attributable to Utah, $28,002,000 to Wyoming, and $1,380,000 to Idaho.  Questar Gas did not distribute any manufactured gas during such calendar year.

Regulated Services did not sell any natural or manufactured gas.

(b)  Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

During the 2004 calendar year, Questar Gas distributed at retail 3,575 Mdth of natural gas outside the state of Utah, Questar Gas's state of incorporation.

Regulated Services did not distribute at retail any natural or manufactured gas.

(c)  Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

During 2004, Questar Gas sold 348 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations.  Questar Gas, during 2004, transported 360 Mdth of natural gas outside Utah.  Questar Gas did not sell at wholesale any manufactured gas during 2004.

Regulated Services did not sell at wholesale any natural or manufactured gas.

(d)  Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

During the 2004 calendar year, Questar Gas purchased 28,223 Mdth of natural gas or approximately 27 percent of its total gas supply outside the state of Utah or at the state line.

Regulated Services did not purchase any gas volumes.

4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.  Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.  Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.  Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.  Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

None.  Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following exhibits are attached to and made a part of this filing:

Exhibit A-1

Consolidating Statement of Income of Questar Regulated Services Company for the year-ended December 31, 2004.

Exhibit A-2

Consolidated Statement of Common Shareholder's Equity of Questar Regulated Services Company as of December 31, 2004.

Exhibit A-3

Consolidating Balance Sheet of Questar Regulated Services Company as of December 31, 2004.

EXHIBIT B

An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.  The Company does not have an interest in any exempt wholesale generator or foreign utility company.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 2005.

QUESTAR REGULATED SERVICES COMPANY

Attest:

/s/Connie C. Holbrook_

By /s/ A. K. Allred

Connie C. Holbrook

     A. K. Allred

Secretary

     President and Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Connie C. Holbrook

Secretary

Questar Regulated Services Company

180 East 100 South Street, P.O. Box 45360

Salt Lake City, Utah 84145-0360

Exhibit A-1
QUESTAR REGULATED SERVICES COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004
(Unaudited)
	Questar		Questar
	Regulated		Regulated	Questar	Questar	Questar
	Services Co.	Interco.	Services	Pipeline Co.	Gas	Energy
	Consolidated	Transactions	Company	Consolidated	Company	Services
	(In Thousands)

REVENUES
From unaffiliated customers	$837,761			$67,844	$759,486	$10,431
From affiliated companies	13,523	($81,763)	$441	88,635	4,707	1,503
Total revenues	851,284	(81,763)	441	156,479	764,193	11,934

OPERATING EXPENSES
Cost of natural gas and other products sold	459,201	(80,308)			536,128	3,381
Operating and maintenance	165,986	(1,455)		55,654	104,786	7,001
Depreciation and amortization	70,542			28,235	41,956	351
Questar Gas rate-refund obligation	4,090				4,090
Other taxes	16,511			6,557	9,767	187
Total operating expenses	716,330	(81,763)		90,446	696,727	10,920

Operating income	134,954		441	66,033	67,466	1,014

Interest and other income	3,842		83	202	3,508	49

Debt expense	(42,049)			(22,242)	(19,733)	(74)

INCOME BEFORE INCOME TAXES	96,747		524	43,993	51,241	989

Income taxes	36,759		200	16,397	19,780	382

NET INCOME	$59,988		$324	$27,596	$31,461	$607

Exhibit A-2
QUESTAR REGULATED SERVICES COMPANY
STATEMENT OF COMMON SHAREHOLDERS' EQUITY
(Unaudited)

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount (1)	Capital	Earnings
	(Dollars In Thousands)

Balances at January 1, 2002	100		$542,735	$11,261
2002 net income				65,167
Dividends paid				(48,000)
Balances at December 31, 2002	100		542,735	28,428
2003 net income				50,756
Dividends paid				(48,500)
Balances at December 31, 2003	100		542,735	30,684
2004 net income				59,988
Dividends paid				(50,000)
Balances at December 31, 2004	100		$542,735	$40,672
(1) Questar Regulated Services Co. has 1 million shares of $.01 par value stock authorized and issued 100 shares November 22, 1996 to its parent company, Questar Corporation.

#

Exhibit A-3
QUESTAR REGULATED SERVICES COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(Unaudited)
	Questar		Questar	Questar		Questar
	Regulated		Regulated	Pipeline	Questar	Energy
	Services	Intercompany	Services	Company	Gas	Services
	Consolidated	Transactions	Company	Consolidated	Company	and Other
	(In Thousands)

CURRENT ASSETS
Cash and cash equivalents	$6,276		$204	$3,007	$2,131	$934
Notes receivable from Questar Corporation	16,600		13,700	2,900
Accounts and notes receivable	86,710	($6,823)	5,086	9,851	76,896	1,700
Unbilled gas accounts receivable	59,160				59,160
Inventories, at lower of average cost or market
Gas and oil storage	44,340				44,340
Materials and supplies	10,358		(2)	3,411	6,166	783
Prepaid expenses and other	6,367		735	3,366	2,188	78
Purchased gas adjustment	35,853				35,853
TOTAL CURRENT ASSETS	265,664	(6,823)	19,723	22,535	226,734	3,495

PROPERTY, PLANT AND EQUIPMENT	2,391,199		17,142	1,055,030	1,315,537	3,490
Less accumulated depreciation and amortization	943,093		13,780	355,407	572,290	1,616
NET PROPERTY, PLANT AND
EQUIPMENT	1,448,106		3,362	699,623	743,247	1,874

INVESTMENT IN SUBSIDIARIES		(578,529)	578,529
OTHER ASSETS
Regulatory assets	32,120		789	11,803	19,528
Goodwill	9,837			4,185	5,652
Other noncurrent assets	18,280		51	10,644	6,281	1,304
TOTAL OTHER ASSETS	60,237		840	26,632	31,461	1,304

	$1,774,007	($585,352)	$602,454	$748,790	$1,001,442	$6,673

CURRENT LIABILITIES
Notes payable to Questar Corporation	$125,800			$28,000	$95,200	$2,600
Accounts payable and accrued expenses
Accounts and other payables	144,912	($6,823)	$7,696	15,864	127,097	1,078
Rate refund obligations	25,343			4,710	20,633
Questar Gas customer credit balances	24,771				24,771
Interest	5,969			1,743	4,226
Federal income taxes payable (receivable)	(5,766)		(28)	899	(6,701)	64
Deferred income taxes - current	13,624				13,624
Total accounts payable and accrued expenses	208,853	(6,823)	7,668	23,216	183,650	1,142
TOTAL CURRENT LIABILITIES	334,653	(6,823)	7,668	51,216	278,850	3,742
LONG-TERM DEBT	583,096			310,096	273,000
DEFERRED INCOME TAXES (ASSET)	230,498		(2,959)	115,321	117,761	375
ASSET RETIREMENT OBLIGATION	6,010			265	5,745
PENSION LIABILITY (ASSET)	2,694		3,522	(556)	(296)	24
OTHER LONG-TERM LIABILITIES	33,649		10,816	10,698	11,411	724

COMMON SHAREHOLDER'S EQUITY
Common stock		(29,525)		6,551	22,974
Additional paid-in capital	542,735	(265,911)	542,735	142,034	121,875	2,002
Retained earnings (deficit)	40,672	(283,093)	40,672	113,165	170,122	(194)
TOTAL COMMON SHAREHOLDER'S
EQUITY	583,407	(578,529)	583,407	261,750	314,971	1,808

	$1,774,007	($585,352)	$602,454	$748,790	$1,001,442	$6,673